EXHIBIT 3.2(b)

Amendment No. 1

to

the Amended and Restated Limited Partnership Agreement

of

AAA Capital Energy Fund L.P.

(formerly Smith Barney AAA Energy Fund L.P.)

dated as of

September 30, 2006

(the “Agreement”)

WHEREAS, consistent with the General Partner’s authority to amend the Agreement without the consent of the Limited Partners under Paragraph 18(a), the Agreement shall be amended as follows:

1. The following paragraph is hereby added after the sixth paragraph of Paragraph 9: “(b) Administrative Fee. The Partnership shall pay the General Partner a monthly administrative fee in return for its services to the Partnership. The administrative fee initially shall equal 1/12 of 0.25% (0.25% per year) of month-end adjusted Net Assets and may be changed upon notice to the Limited Partners. For purposes of calculating the General Partner’s administrative fee, adjusted Net Assets are “Net Assets” increased by the current month’s incentive fee accrual, the monthly management fee, the General Partner’s administrative fee and any allocable redemptions or distributions as of the end of such month.”

2. The foregoing amendments shall be effective as of October 1, 2014 and conforming changes shall apply to such other provisions, if any, of the Agreement in order to give such other provisions the effect of the amendments articulated above.

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IN WITNESS WHEREOF, this Amendment to the Agreement has been executed for and on behalf of the undersigned on August 8, 2014.

General Partner:

Ceres Managed Futures LLC

By:	/s/ Alper Daglioglu
Alper Daglioglu President and Director